

June 26, 2014

Via E-mail
Mr. Peter A.M. van Bommel
Chief Financial Officer
ASM International NV
Versterkerstraat 8
1322 AP
Almere, the Netherlands

> **Re:** **ASM International NV**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 9, 2014**
> **File No. 000-13355**

Dear Mr. Peter van Bommel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F For the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

A. Operating Results - Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 37

1. We note your discussion that the increase in net sales in 2013 was driven by higher ALD and PEALD sales and the increase in gross profit margin resulted from positive mix effects and improved efficiency. In future fillings please discuss each significant factor that caused significant changes to amounts in your financial statements such as price

changes and/or volume changes by type of product. The discussion should also address underlying material causes of the factors described and any expected future impact on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Financial Statements

Note 3. Divestment, page F-21

2. We see that you have recognized a significant gain on deconsolidation of ASM Pacific Technology Ltd (ASMPT) at March 15, 2013. To help better understand your accounting for the sale of the 11.88% interest in ASMPT, please explain the following:

- How you calculated the $243 million realized gain on the sale of your 11.88% interest in ASMPT.
- How you determined the unrealized remeasurement gain on the remaining 40.08% of the retained interest in ASMPT of approximately $1.2 million.
- How you calculated the $335 million impairment loss.
- As part of your response, please tell us how you considered the guidance in FASB ASC 810-10-40-5.

Exhibit 99.1

3. We see from your letter dated February 12, 2014 that you will include summarized financial information for ASMPT for the period March 15, 2013 through December 31, 2013 in the notes to your financial statements. Please tell us where you have provided this information in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief